UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	TR-1: Notification of major holdings, dated 11 October 2022

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB00BJ1F4N75

Issuer Name
MICRO FOCUS INTERNATIONAL PLC

UK or Non-UK Issuer
UK

2. Reason for Notification
An acquisition or disposal of financial instruments

3. Details of person subject to the notification obligation

Name
JPMorgan Chase & Co.

City of registered office (if applicable)

Country of registered office (if applicable)
US

4. Details of the shareholder
Name	City of registered office	Country of registered office
J.P. Morgan Securities plc

5. Date on which the threshold was crossed or reached

07-Oct-2022

6. Date on which Issuer notified

11-Oct-2022

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	1.174122	3.998614	5.172736	17384553
Position of previous notification (if applicable)	1.155956	4.027481	5.183437

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB00BJ1F4N75		3945984		1.174122
Sub Total 8.A	3945984		1.174122%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Depository Receipt	n/a	n/a	2348	0.000698
Sub Total 8.B1			2348	0.000698%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Cash-settled Equity Swap	02/11/2022	02/11/2022	Cash	928	0.000274
Cash-settled Equity Swap	02/12/2022	02/12/2022	Cash	1978	0.000588
Cash-settled Equity Swap	04/01/2023	04/01/2023	Cash	6982	0.002072
Cash-settled Equity Swap	18/01/2023	18/01/2023	Cash	436505	0.129883
Cash-settled Equity Swap	02/02/2023	02/02/2023	Cash	12968	0.003854
Cash-settled Equity Swap	07/02/2023	07/02/2023	Cash	2051464	0.610418
Cash-settled Equity Swap	02/03/2023	02/03/2023	Cash	15962	0.004742
Cash-settled Equity Swap	08/03/2023	08/03/2023	Cash	3406259	1.013540
Cash-settled Equity Swap	17/03/2023	17/03/2023	Cash	3573637	1.063343
Cash-settled Equity Swap	04/04/2023	04/04/2023	Cash	20925	0.006217
Cash-settled Equity Swap	28/04/2023	28/04/2023	Cash	994160	0.295813
Cash-settled Equity Swap	03/05/2023	03/05/2023	Cash	3599	0.001069
Cash-settled Equity Swap	17/05/2023	17/05/2023	Cash	2000000	0.595104
Cash-settled Equity Swap	02/06/2023	02/06/2023	Cash	108134	0.032172
Cash-settled Equity Swap	05/07/2023	05/07/2023	Cash	6344	0.001885
Cash-settled Equity Swap	02/08/2023	02/08/2023	Cash	6319	0.001875
Cash-settled Equity Swap	11/08/2023	11/08/2023	Cash	10160	0.003023
Cash-settled Equity Swap	30/08/2023	30/08/2023	Cash	60	0.000018
Cash-settled Equity Swap	01/09/2023	01/09/2023	Cash	20	0.000006
Cash-settled Equity Swap	13/09/2023	13/09/2023	Cash	8145	0.002424
Cash-settled Equity Swap	03/10/2023	03/10/2023	Cash	363600	0.108185
Cash-settled Equity Swap	13/10/2023	13/10/2023	Cash	89778	0.026714
Cash-settled Equity Swap	18/10/2023	18/10/2023	Cash	119373	0.035520
Cash-settled Equity Swap	01/11/2023	01/11/2023	Cash	9255	0.002754
Cash-settled Equity Swap	02/11/2023	02/11/2023	Cash	133251	0.039645
Cash-settled Equity Swap	15/12/2023	15/12/2023	Cash	52268	0.015544
Cash-settled Equity Swap	02/11/2027	02/11/2027	Cash	4147	0.001234
Sub Total 8.B2				13436221	3.997916%

9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
JPMorgan Chase & Co.	J.P. Morgan Securities plc		3.997918	4.856347%
JPMorgan Chase & Co.	JPMorgan Chase Bank, National Association
JPMorgan Chase & Co.	J.P. Morgan SE
JPMorgan Chase & Co.	J.P. Morgan Securities LLC

10. In case of proxy voting

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

Chain of controlled undertakings:

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan Capital Holdings Limited (100%)
J.P. Morgan Securities plc (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)

JPMorgan Chase & Co.
JPMorgan Chase Bank, National Association (100%)
J.P. Morgan International Finance Limited (100%)
J.P. Morgan SE (100%)

JPMorgan Chase & Co.
JPMorgan Chase Holdings LLC (100%)
J.P. Morgan Broker-Dealer Holdings Inc. (100%)
J.P. Morgan Securities LLC (100%)

12. Date of Completion

11-Oct-2022

13. Place Of Completion

London

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 11 October 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer